Exhibit (a)(5)(vi)

27 November 2012

Dear Schiff employees,

I am Rakesh Kapoor, the CEO of Reckitt Benckiser.  I wanted to introduce myself and tell you a little about Reckitt Benckiser or RB as we call it.  I also wanted to share my thoughts about our pending transaction and why we think Schiff is a great match for RB.

We are very excited about a future where Schiff joins the RB family.  You have built a great business with a track record of success: strong growth, intense customer focus, passion for quality and brand innovation.  You have shown yourselves to be lively, strong players in the market and we are eager to invest behind your success and build it even further.  With Schiff, RB will be entering the VMS market for the very first time.  Our global strategy is to focus particularly on growing our health and hygiene brands portfolio, but to date we have not had a presence in the largest consumer health care sector: VMS.

RB is a strong health care company in the global OTC market.  Our brands include names you’ll probably know in the US, such as Mucinex, Delsym, Cepacol and Durex. You’ll also know our hygiene brands, such as Lysol. Then there are health care brands which you may have heard of outside the US, such as Nurofen, Strepsils, Gaviscon, Lemsip, Optrex, Disprin and Moov, to name a few.

We believe that within RB, Schiff brands can be built even further. We too are very focused on strong brands, innovation, speed to market and delivering results. Our wide US and global distribution platform should provide further opportunities for expansion.

As businesses, Schiff and RB are similar.  You are justifiably proud of your success and we are proud of ours, too.  Our corporate values are Achievement, Entrepreneurship, Ownership and Team Spirit, and we recognize the importance of attracting, motivating and retaining talented individuals who share these values.  I am sure you feel some sadness that Schiff will no longer be a stand-alone company. But I hope too that you can see the opportunities offered by being part of a larger US and global company.  Yes, there will be synergies, cost reduction opportunities from the combination of our businesses, but to be clear, we have no VMS expertise and our goal is to build on the potential of the Schiff business and invest in the future.

Background on RB

To give a little background on RB, we are a global consumer goods leader in the health, hygiene and home categories, with operations in 60 countries and selling products in over 180 countries.  We also have a US-based food business (French’s Mustard and range, Frank’s Red Hot and range and Cattleman’s) and a Suboxone pharmaceutical business (these are opiate-withdrawal support drugs and are the only prescription pharmaceutical products we have in the business).  The food and pharmaceutical businesses are managed separately.  The modern RB Company was born in 1999, with the merger of Reckitt &

Reckitt Benckiser Group plc

103-105 Bath Road
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Registered in England, No. 6270876 Registered office at 103-105 Bath Road, Slough, Berkshire SL1 3UH	www.reckittbenckiser.com

Colman and Benckiser. The histories of those two businesses both go back two hundred years and their combination proved to be one of the most successful corporate mergers in recently memory.  Now listed on the London Stock Exchange, we have moved from position 88 to now be in the top 25 of the FTSE. In that period we have tripled our net revenues (net outside sales) and more than quadrupled net earnings.  We are understandably proud of this record but we don’t spend much time looking back.  We’re passionately looking for the next benefit we can offer our consumers.

The integration process

Business combinations are inevitably a time of uncertainty.  Until the deal is closed we can’t finalize anything and RB will have no control over your business.  Both businesses will operate separately.  However, I promise that we will start talking with you as soon as we are legally permitted to do so.  Our goal is to resolve any uncertainty you have as quickly as possible.

Let me reassure you immediately about the things that I can say at this early stage:

1.              We are going to build on our combined strengths and success.

2.              For the areas of the business where there are overlaps and duplicated roles, and where we will not be able to offer jobs to all, there will be a formal process for selection, which will be fair and objective.  The selection will be based on skills, experience and the potential of each individual.  RB will honor the terms of the Schiff Nutrition International, Inc. Change in Control Plan, which I understand has already been described to you.

3.              Our US business leaders will be in direct contact with you as soon as they are allowed and are looking forward to meeting you properly.

The period before completion

The current tender offer process will last until at least 14 December 2012 and government approval is required.  Until RB owns a majority of the Schiff voting shares and has regulatory approval our interactions will be limited.   This process and the timetable are not completely in our control but we do not anticipate any meaningful delays.

During this period it will be business as usual for both RB and Schiff and I know you will be concentrating on driving the business forward.

I look forward to a great future at RB with Schiff on board.

Regards

Rakesh Kapoor

CEO

Forward-Looking Statements

Statements herein regarding the proposed transaction between Reckitt Benckiser and Schiff, future financial and operating results and any other statements about future expectations constitute “forward looking statements.”  These forward looking statements may be identified by words such as “believe,” “expects,” “anticipates,” “projects,” “intends,” “should,” “estimates” or similar expressions.  Such statements are based upon current beliefs and expectations and are subject to significant risks and uncertainties.  There are a number of important factors that could cause actual results or events to differ materially from those indicated by such forward looking statements.  We believe these forward-looking statements are reasonable; however, undue reliance should not be placed on any forward-looking statements, which are based on current expectations. All written and oral forward-looking statements attributable to us or persons acting on our behalf are qualified in their entirety by these cautionary statements. Further, forward-looking statements speak only as of the date they are made, and we undertake no obligation to update or revise forward-looking statements to reflect changed assumptions, the occurrence of unanticipated events or changes to future operating results over time unless required by law.

Important Additional Information

This document is for informational purposes only and is not an offer to buy or the solicitation of an offer to sell any securities.  The solicitation and offer to buy the common stock of Schiff will only be made pursuant to an offer to purchase and related materials that the acquirer intends to file with the Securities and Exchange Commission.  Stockholders should read these materials carefully when they become available because they will contain important information, including the terms and conditions of the offer.  Stockholders will be able to obtain the offer to purchase and related materials with respect to the tender offer free of charge at the SEC’s website at www.sec.gov or from MacKenzie Partners, Inc., Reckitt Benckiser’s Information Agent, at 800-322-2885 (toll-free) or at +1-212-929-5500 (call collect).